SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K

                    [X] ANNUAL REPORT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal year ended: December 31, 2001

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the transition period from ____ to ____

                         Commission File Number: 1-12709


           TOMPKINS TRUSTCO, INC. INVESTMENT AND STOCK OWNERSHIP PLAN
           ----------------------------------------------------------
                              (Full title of plan)

                             TOMPKINS TRUSTCO, INC.
          (Name of issuer of the securities held pursuant to the plan)


                            P.O. Box 460, The Commons
                             Ithaca, New York 14851
                                 (607) 273-3210
                    (Address of principal executive offices)

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

                              FINANCIAL STATEMENTS
                              --------------------

                                       AND
                                       ---

                             SUPPLEMENTAL SCHEDULES
                             ----------------------

                                      * * *


                           DECEMBER 31, 2001 AND 2000
                           --------------------------

                                TABLE OF CONTENTS
                                -----------------

                                                                        Page No.
                                                                        --------

INDEPENDENT AUDITOR'S REPORT                                                1

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits as of
     December 31, 2001 and 2000                                             2

   Statements of Changes in Net Assets Available for Benefits for the
     Years Ended December 31, 2001 and 2000                                 3

   Notes to Financial Statements                                            4

SUPPLEMENTAL SCHEDULES

   Schedule of Assets Held for Investment Purposes at End of Year
     as of December 31, 2001 (Schedule I)                                   9

   Schedule of Investment Assets That Were Both Acquired and
     Disposed of Within the Plan Year for the Year Ended
     December 31, 2001 (Schedule II)                                       10

   Schedule of Reportable Transactions for the Year Ended
     December 31, 2001 (Schedule III)                                      11

                          Independent Auditor's Report
                          ----------------------------
                                                                   June 24, 2002

To the Compensation and Personnel Committee and Board of Directors of
  Tompkins Trustco, Inc. Investment and Stock Ownership Plan

         We have audited the accompanying statements of net assets available for benefits of the Tompkins Trustco, Inc. Investment and Stock Ownership Plan ("the Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year as of December 31, 2001, Investment Assets That Were Both Acquired and Disposed of Within the Plan Year for the Year Ended December 31, 2001, and Reportable Transactions for the Year Ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dannible & McKee, LLP

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------


                                                              December 31,
                                                       -------------------------
                   Assets                                 2001          2000
                   ------                              -----------   -----------
Investments by fund, at fair value (Notes 1 and 6):-
   Money market funds                                  $ 1,839,424   $   353,466
   Mutual funds                                          6,398,190     2,678,035
   Corporate stock of Tompkins Trustco, Inc.,
     the plan sponsor                                    4,464,892    12,733,168
   Participant loans receivable                            476,922       178,111
                                                       -----------   -----------

       Total investments                                13,179,428    15,942,780
                                                       -----------   -----------

Receivables:
   Employer contributions                                  298,514            --
   Employee contributions                                   49,817        13,395
                                                       -----------   -----------
       Total receivables                                   348,331        13,395
                                                       -----------   -----------
Cash                                                        79,639       930,835
                                                       -----------   -----------
       Net assets available for benefits               $13,607,398   $16,887,010
                                                       ===========   ===========


                 See accompanying notes to financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ----------------------------------------------------------

                                                                  Year ended December 31,
                                             ------------------------------------------------------------
                                                 2001                           2000
                                             ------------    --------------------------------------------
                                                              Allocated      Unallocated        Total
                                                             ------------    ------------    ------------
Additions to net assets attributed to:-
  Investment income (loss):
   Net appreciation (depreciation)
    in fair value of investments
    (Note 6)                                 $    287,473    $   (817,883)   $    (79,138)   $   (897,021)
   Interest                                        30,947          17,276              --          17,276
   Dividends                                      423,761         876,844              --         876,844
   Gain on sale of investments                    151,344             738               9             747
                                             ------------    ------------    ------------    ------------

       Total investments income (loss)            893,525          76,975         (79,129)         (2,154)
                                             ------------    ------------    ------------    ------------

  Contributions:
   Employer profit sharing                        872,877         135,253              --         135,253
   Employee salary deferral                     1,091,099         316,693              --         316,693
                                             ------------    ------------    ------------    ------------

       Total contributions                      1,963,976         451,946              --         451,946
                                             ------------    ------------    ------------    ------------
  Allocation of 8,917 shares of
   Tompkins Trustco, Inc.
   common stock (Note 5)                               --         178,341              --         178,341
                                             ------------    ------------    ------------    ------------

  Transfer from other plans (Note 8)            4,704,571              --              --              --

  Transfer from ESOP Plan (Note 10)               260,464              --              --              --
                                             ------------    ------------    ------------    ------------

       Total transfers                          4,965,035              --              --              --
                                             ------------    ------------    ------------    ------------
       Total additions                          7,822,536         707,262         (79,129)        628,133
                                             ------------    ------------    ------------    ------------
Deductions from net assets attributed to:-
  Transfer to other plan (Note 9)               9,563,019              --              --              --
  Benefit paid to participants                  1,539,129         500,169              --         500,169
  Allocation of 8,917 shares of
   Tompkins Trustco, Inc.
   common stock (Note 5)                               --              --         178,341         178,341
                                             ------------    ------------    ------------    ------------

       Total deductions                        11,102,148         500,169         178,341         678,510
                                             ------------    ------------    ------------    ------------

       Net increase (decrease)                 (3,279,612)        207,093        (257,470)        (50,377)

Net assets available for benefits:
  Beginning of year                            16,887,010      16,679,917         257,470      16,937,387
                                             ------------    ------------    ------------    ------------

  End of year                                $ 13,607,398    $ 16,887,010    $         --    $ 16,887,010
                                             ============    ============    ============    ============


                 See accompanying notes to financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


Note 1 - Description of the Investment and Stock Ownership Plan
---------------------------------------------------------------

         The following description of the Tompkins Trustco, Inc. (the "Company") Investment and Stock Ownership Plan (the "Plan"), formerly Tompkins County Trust Company Investment and Stock Ownership Plan, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General - The Plan, effective January 1, 2001, is an amendment, restatement and continuation of a prior plan (see Note 9), which was effective January 1, 1984. The Plan is an investment stock ownership plan and has a
Section 401(k) salary deferral arrangement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Compensation and Personnel Committee appointed by the Company's Board of Directors (the "Board"). The Trust Department of Tompkins Trustco, Inc. is the Plan's Trustee.

         As described in Note 5, the Plan purchased voting common stock of Tompkins Trustco, Inc. using the proceeds of a borrowing from the Company, which was repaid in 2000. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code (IRC). Shares vest fully upon allocation. Accordingly, the financial statements of the Plan present separately, the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock (allocated) and stock not yet allocated to employees (unallocated). Under the Plan agreement, the Trustee shall vote all common stock of the Company unless otherwise directed by agreement.

         Effective December 31, 1999, Tompkins Trustco, Inc. acquired Letchworth Independent Bancshares Corporation, holding corporation for the Bank of Castile. Letchworth Independent Bancshares Corporation operated a defined contribution pension plan known as The Bank of Castile Salary Savings Plan. In addition, Tompkins Trustco, Inc acquired Mahopac National Bank. Mahopac National Bank operated a defined contribution pension plan known as Mahopac National Bank Retirement Savings Plan. Effective on January 1, 2001, The Bank of Castile Salary Savings Plan and Mahopac National Bank Retirement Savings Plan merged with Tompkins Trustco, Inc. Investment Stock Ownership Plan (see Note 8).

         Contributions - The Company, by proper action of its Board, may make contributions to the investment plan out of its profits in an amount based on percentage of the total compensation of all eligible participants during any plan year.

         Participants are given the opportunity to elect to receive in cash that portion of their allocation which the Board shall designate as eligible for cash election for the Plan year or they may elect to allocate all or part to the account maintained on their behalf in the Plan

         Participants may also voluntarily contribute from 1% to 15% of their base salary to the Plan. These contributions are eligible for matching company contributions of 100% of the first 3% of elected deferral and 50% of the next 2% of elected deferral.

         Participants' accounts - Each participant's account is credited with the participant's elected portion of the Company's contribution, an allocation of the Company's matching contribution and an allocation of plan earnings. Allocations of Company contributions are based on a participants' compensation. Allocations for the Company's matching contributions are based on a pro rata share of participants' elective deferrals. Allocations of plan earnings are based upon participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         Eligibility - An eligible employee shall become eligible for participation in the profit sharing plan and matching provisions of the Plan, on the first day of the month coinciding with completing one (1) year of employment and attaining the age of twenty-one (21). However, any eligible employee of Tompkins Trustco, Inc. or its affiliated entities on December 31, 2000, automatically became participants of the plan on January 1, 2001. Leased employees, employees covered under a collective bargaining agreement and "On call" employees are not eligible to participate.

         Vesting - Participants are immediately 100% vested in the Plan.

         Investment options - Prior to January 1, 2001, a participant may direct employee contributions in 10% or 25% increments to the various investment options shown in Note 3 to the financial statements except for Company stock for which transfers of limited amounts are allowed after ten years of service and attaining age fifty-five. The self-directed fund options have been aggregated in the statements of changes in net assets available for benefits. Participants may also make transfers by phone with a personal identification number. Effective January 1, 2001, the participants direct all contributions to the Plan.

         Participant loans receivable - Employees of the Company who are participants of the Plan may borrow no more than once each plan year from the cash fund portion of their account under the Plan. The minimum loan amount is $1,000 and the maximum is the lesser of $50,000 or 50% of the participant's entire vested account balance under the Plan. Loan periods range from one to five years with interest at the current bank rate at the time of the loan.

         Payments of benefits - Upon retirement or disability, a participant may elect to receive either a lump sum amount equal to the value of their account or payments on an installment method. Distributions to participants upon termination of employment other than for retirement or disability may be made in one lump sum.

Note 2 - Summary of significant accounting policies
---------------------------------------------------

         Basis of presentation - The accompanying financial statements have been prepared on the accrual method of accounting.

         Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

         Investments - Investments are recorded at fair value. Quoted market prices are used to value mutual funds. The investment in the Company's common stock is valued at December 31, 2001 and 2000, at market value as listed on the NASDAQ stock exchange for publicly traded securities. The current value per share of common stock at December 31, 2001 and 2000, was $40.25 and $28, respectively. Dividend income is accrued on the ex-dividend date. Purchases and sales are recorded on a trade date basis. Realized gains and losses from investment transactions are reported on the average cost method. These investments are subject to normal market risk.

         Economic dependency and concentration of risk - The Plan has approximately 33% and 75% of its assets invested in Tompkins Trustco, Inc. Common Stock as of December 31, 2001 and 2000, respectively. In addition, the Plan has approximately 29% and 14% of its assets invested in Wright Mutual Funds as of December 31, 2001 and 2000, respectively. Accordingly, the Plan is dependent upon the financial condition of Tompkins Trustco, Inc. and Wright Mutual Funds.

Note 3 - Administration of plan assets
--------------------------------------

         Company contributions are held and managed by the Trustee, who invests cash received, interest and dividend income and makes distributions to participants.

         Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administration expenses for the Trustee's fees are paid directly by the Company.

Note 4 - Tax status
-------------------

         The Internal Revenue Service has determined and informed the Company that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 5 - Term loan payable
--------------------------

         In 1994, the Plan entered into a $1,650,000 term loan agreement with the Company. The proceeds of the loan were used to purchase 82,500 shares of the Company's common stock. The loan was repaid in 2000. There were 8,917 shares released in 2000. All unallocated shares of stock have been allocated during the year ended December 31, 2000.

Note 6 - Investments
--------------------

         The Plan's investments are held by the Company's administered trust fund. The fair value of investments are as follows:

                                                                             December 31,
                                                                      -------------------------

                                                                          2001          2000
                                                                      -----------   -----------
         Federated Prime Obligations - money market funds             $ 1,839,424   $   353,466
         Federated Managed Allocation Growth Select                       312,447       175,170
         Federated Managed Allocation Moderate Growth Select              358,376        94,312
         Federated Managed Allocation Income Select                       107,133         4,070
         Wright Select Blue Chip Mutual Funds                           2,022,258     1,420,881
         Wright Major Blue Chip Mutual Funds                            1,531,617       983,602
         Wright Managed Income Fund US Treasury Near Term Bond Fund       361,678            --
         Janus Enterprise Fund                                            464,355            --
         American Century                                                 554,791            --
         American Century International Growth Fund                       685,535            --
         Tompkins Trustco, Inc. Company Common Stock - Allocated        4,464,892    12,733,168
         Participant loans receivable                                     476,922       178,111
                                                                      -----------   -----------
                Total investments at fair value                       $13,179,428   $15,942,780
                                                                      ===========   ===========

         Investments that represent 5% or more of the Plan's net assets ($680,370 for 2001 and $844,351 for 2000) are separately identified above.

         The Plan's net assets included non-participant investments of $9,548,420 (337,400 shares) of Tompkins Trustco, Inc. Company Common Stock and $14,599 of cash as of December 31, 2000. The assets were transferred to a newly formed plan as explained in Note 9.

         The Plan's investments appreciated (depreciated) in fair value as follows:

                                                                   Year ended December 31,
                                                                ----------------------------

                                                                    2001            2000
                                                                ------------    ------------
         Mutual funds                                           $   (859,501)   $   (414,196)
         Common stock of Tompkins Trustco, Inc.                    1,146,974        (482,825)
                                                                ------------    ------------

                Net appreciation (depreciation) in fair value   $    287,473    $   (897,021)
                                                                ============    ============

Note 7 - Termination of the Plan
--------------------------------

         The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon plan termination, all assets would be used to pay the administrative expenses, liquidation expenses and participant claims until all fund assets have been expended. The Company would not be entitled to receive any assets or other benefits upon termination of the Plan.

Note 8 - Plan mergers
---------------------

         As discussed in Note 1, Effective on January 1, 2001, The Bank of Castile Salary Savings Plan and Mahopac National Bank Retirement Savings Plan merged with Tompkins Trustco, Inc. Investment and Stock Ownership Plan. Accordingly, The Bank of Castile Salary Savings Plan transferred in net assets of $2,840,577 and Mahopac National Bank Retirement Savings Plan transferred in net assets of $1,863,994.

Note 9 - Plan amendments
------------------------

         Effective January 1, 2001, the Plan was amended and restated to divide the ISOP into two separate plans by spinning off non-participant directed investments consisting of the common stock issued by Tompkins Trustco, Inc. into a new employee stock ownership plan known as Tompkins Trustco, Inc. Employee Stock Ownership Plan. Therefore, the ISOP transferred $9,563,019 of net assets to the Tompkins Trustco, Inc. Employee Stock Ownership Plan.

         Effective May 1, 2001, the Plan was amended to allow all affiliated entities of the Company participate in the Plan.

Note 10 - Tompkins Trustco, Inc. Employee Stock Ownership Plan diversification
------------------------------------------------------------------------------

         Under the Tompkins Trustco, Inc. Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account within 90 days after the close of each Plan year. The participants may make this election over a six (6) year period. The funds elected to be diversified, are transferred to Tompkins Trustco, Inc. Investment and Stock Ownership Plan ("ISOP") and invested in funds as chosen by the participant. During 2001, the Tompkins Trustco, Inc. Employee Stock Ownership Plan transferred $260,464 to the ISOP to diversify the Plan.

                             SUPPLEMENTAL SCHEDULES
                             ----------------------

                                                                                                                     SCHEDULE I
                                                                                                                     ----------

                                                     TOMPKINS TRUSTCO, INC.
                                                     ----------------------

                                              INVESTMENT AND STOCK OWNERSHIP PLAN
                                              -----------------------------------

                                                        EIN #16-1601018
                                                        ---------------

                                                           PLAN #002
                                                           ---------

                                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                 --------------------------------------------------------------
                                  (Required Disclosure of Line 4i on Schedule H of Form 5500)
                                  -----------------------------------------------------------
                                                       DECEMBER 31, 2001
                                                       -----------------

-------------------------------------------------------------------------------------------------------------------------------
                                                                (c)
                                                     Description of investment
                     (b)                          including maturity date, rate of                                    (e)
           Identity of issue, borrower,            interest, collateral, par or                   (d)               Current
  (a)       lessor or similar party                       maturity value                         Cost                value
-------------------------------------------------------------------------------------------------------------------------------
          Federated Prime Obligations            Money Market Fund, 1,839,424
                                                  shares                                   $     1,839,424     $     1,839,424

          American Century Ultra                 Mutual Fund, 20,211 shares                        606,877             554,791

          Federated Managed
            Allocation Growth Select             Mutual Fund, 27,240 shares                        369,638             312,447

          Federated Managed Allocation
            Moderate Growth Select               Mutual Fund, 32,909 shares                        394,757             358,376

          Janus Enterprise Fund                  Mutual Fund, 14,511                               691,723             464,355

          Wright Select Blue Chip Equity         Mutual Fund, 174,634 shares                     2,636,926           2,022,258

          Wright Major Blue Chip Equity          Mutual Fund, 134,589 shares                     1,913,507           1,531,617

          American Century
            International Growth                 Mutual Fund, 86,122 shares                      1,037,814             685,535

          Federated Managed
            Allocation Income Select             Mutual Fund, 10,524 shares                        109,150             107,133

          Wright Managed Income US
            Treasury Near Term Bond              Mutual Fund, 35,114 shares                        357,118             361,678

   *      Tompkins Trustco, Inc.                 Common Stock, 110,929 shares                    2,131,549           4,464,892

   *      Participant notes receivables          Participant notes receivables
                                                  with various rates of interest
                                                  from 6% to 10%                                   476,922             476,922
                                                                                           ---------------     ---------------

                Total investments                                                          $    12,565,405     $    13,179,428
                                                                                           ===============     ===============

* - Party-in-interest as defined by ERISA.


                                                                                                         SCHEDULE II
                                                                                                         -----------

                                               TOMPKINS TRUSTCO, INC.
                                               ----------------------

                                         INVESTMENT AND STOCK OWNERSHIP PLAN
                                         -----------------------------------

                                                   EIN #16-1601018
                                                   ---------------

                                                      PLAN #002
                                                      ---------

                                            SCHEDULE OF INVESTMENT ASSETS
                                            -----------------------------

                            THAT WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
                            ------------------------------------------------------------
                         (Required Disclosure of Line 4i on Schedule H of Form 5500, Part 2)
                         -------------------------------------------------------------------

                                        FOR THE YEAR ENDED DECEMBER 31, 2001
                                        ------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                     (b)
                                          Description of investment
                (a)                    including maturity date, rate of           (c)                     (d)
    Identity of issue, borrower,         interest, collateral, par or           Costs of              Proceeds of
      lessor, or similar party                  maturity value                acquisitions           dispositions
--------------------------------------------------------------------------------------------------------------------

                                                      - NONE -


                                                  TOMPKINS TRUSTCO, INC.
                                                  ----------------------

                                           INVESTMENT AND STOCK OWNERSHIP PLAN
                                           -----------------------------------

                                                     EIN #16-1601018
                                                     ---------------

                                                        PLAN #002
                                                        ---------

                                           SCHEDULE OF REPORTABLE TRANSACTIONS
                                           -----------------------------------
                               (Required Disclosure of Line 4j on Schedule H of Form 5500)
                               -----------------------------------------------------------

                                           FOR THE YEAR ENDED DECEMBER 31, 2001
                                           ------------------------------------

-------------------------------------------------------------------------------------------------------------------------


                       (b)
                   Description
                    of asset
                    (include                                                                          (h)
                    interest                                               (f)                      Current        (i)
      (a)           rate and                                             Expense         (g)       value of        Net
  Identity of      maturity in        (c)          (d)       (e)         incurred        Cost      asset on        gain
    party           case of a      Purchase     Selling     Lease          with           of      transaction       or
   involved           loan)          price        price     rental      transaction      asset       date          loss
-------------------------------------------------------------------------------------------------------------------------

                                                         - NONE -


                                    SIGNATURE


 Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


TOMPKINS TRUSTCO, INC.  investment and STOCK OWNERSHIP PLAN



                                       Administrator: TOMPKINS TRUST COMPANY


Date:  June 28, 2002                   By: /s/ FRANCIS M. FETSKO
                                           --------------------------

                                       Francis M. Fetsko
                                       Senior Vice President
                                       Chief Financial Officer

                                  Exhibit Index
                                  -------------



   Exhibit Number            Description                                Page


23.1                    Consent of Dannible & McKee, LLP